ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1        Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Rockwell Diamonds Inc. ("Rockwell", or the "Company") for the three months ended May 31, 2009 , and the three months ended May 31, 2008, prepared in accordance with Canadian generally accepted accounting principles, and publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of July 14, 2009. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Information Concerning Estimates of Indicated and Inferred Resources

This management discussion also uses the terms ‘indicated resources’ and ‘inferred resources’. Rockwell Diamonds Inc advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

1.2        Overview

Rockwell Diamonds Inc. ("Rockwell" or the "Company") is engaged in the business of alluvial diamond production. The Company has also investigated other potential diamond acquisitions which would provide accretive value to Rockwell. In the light of current financial and diamond market conditions the Company is unlikely to progress acquisition opportunities until such time as these conditions improve.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.1    Summary

Operations

In the 2009 fiscal year, the diamond market was significantly impacted by the world financial crisis. Rough diamond prices are slowly recovering; the average price received over the quarter increased to US$555 per carat, 75% up from the low of US$318 per carat obtained in the previous quarter.

The Company sold parcels of diamonds in March and May 2009, and subsequent to the end of the quarter in June and July 2009. The average price per carat received was US$531.43 in March, US$584.69 in May, US$700 in June and US$835 in July.

In fiscal 2010, Rockwell has operated three alluvial diamond mines: Holpan, Kilpdam and Saxendrift. The Wouterspan operation remains on care and maintenance.

In the three month period ended May 31, 2009:

  4,021.74 carats were produced at the Holpan/Klipdam and Saxendrift operations.

  5,116.29 carats were sold at an average price of US$554.79 per carat.

  Profit share of US$454,952 was received from the sale by Steinmetz1 of two stones totalling 68.29 carats from Wouterspan.

  Revenues from sales were $3.9 million.

  Cost of sales and amortization totalled $6.6 million, resulting in an operating loss of $2.7 million for the period.

  Net general and administrative expenses amounted to $2.5 million, a write down of assets of 0.7 million plus a future tax recovery of $1.3 million resulting in a net loss of $4.1 million or $0.02 per share.

Diamonds in inventory at May 31, 2009 totalled 2,431.02 carats valued at $1,558,051. Inventory in the financial statements has been valued at net realisable value in the current period.

Corporate

On April 29, 2009, Pala Investments Holdings Limited (“Pala”) called a special shareholders’ meeting of the Company. The meeting was called to remove certain directors of the Company, to appoint and elect certain new directors and to amend and terminate the Company’s shareholders’ rights plan. The special

_____________________________________________

1 Certain quality diamonds are manufactured and sold under an agreement with Steinmetz Diamond Group.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

shareholders meeting was held on June 17, 2009 and the proposed resolutions to reconstitute the Board and amend and terminate the shareholders’ rights plan were not approved by the shareholders.

Subsequent to the end of the quarter, two directors, Gregory Radke and Terence Janes resigned from the Board of Directors.

Pursuant to National Instrument 52-110 – Audit Committees (“NI52-110”), the Company is required to have an audit committee composed entirely of board members that are “independent” of the Company, as that term is defined in NI52-110 and meaning generally free from material relationships with the Company which could be reasonably expected to interfere with the exercise of the person’s independent judgement. The audit committee members of the Company currently only consist of Messrs. William Fisher. The Company is currently undertaking steps to remedy such non-compliance, including actively recruiting new board members that are both independent and financially literate. While it is difficult to set a firm deadline by which the Company will completely rectify the non-compliance given the high demand for qualified individuals the Company does intend to take the required steps in order to reach this goal as soon as practicable.

The Company is taking steps to ensure that the duties generally performed by independent directors are being performed by the current directors. The board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus the board members are reasonably well versed in the obligations of directors and the expectations of independence from management. Given the Company’s recent activities, the board has been particularly sensitive to the appropriateness of board and management interaction, checks and balances.

1.2.2    Financing

During the quarter, the Company did not complete any financings. Subsequent to the end of the quarter, the Company initiated a fair rights offering.

1.2.3    Agreements

Black Economic Empowerment Holdings (“BEE”) in Rockwell Properties

The African Vanguard Resource (Propriety) Limited (“AVR”) group was contractually committed to inject ZAR 10.5 million in working capital into the Van Wyk Diamond Group (“VWDG”), the prior holder of interests in the Holpan, Klipdam and Wouterspan properties that Rockwell acquired by way of the agreement with Durnpike Investment Holdings (Pty) Inc (“Durnpike”). (For further details see the Company’s Management Discussion and Analysis and Notes to the Financial Statements for the year ended February 28, 2009.) Given the credit crunch, depressed economic conditions and fall in diamond prices the AVR group indicated to the Board of Directors of Rockwell RSA (the holding company of the entities in VWDG) in the fourth quarter of 2009 that it was unable to make these payments and that it would pursue funding mechanisms to complete its obligations. Rockwell RSA has endeavoured to identify alternate sources of funding with a view to assist AVR to complete its investment but these attempts were unsuccessful. Rockwell RSA has entered into discussions with AVR and the Department

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

of Minerals and Energy with the assistance of its legal counsel to address completion of the BEE participation in the share capital of the entities comprising the VWDG.

1.2.4    Production Properties

Production and Sales – Quarter Comparison

The following is a comparison of the current quarter (ended May 31, 2009) with the quarter ended May 31, 2008.

PRODUCTION
Operation	3 months ending May 31, 2009			3 months ending May 31, 2008
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	190,660	986.99	0.52	206,466	1,805.35	0.87
Klipdam	210,710	1,607.82	0.76	218,670	2,609.88	1.19
Wouterspan	-	-	-	242,240	1,620.30	0.67
Saxendrift Gravel	236,963	1,426.93	0.60	4,601	130.70	2.84
Saxendrift Bantoms*	-	-	-	2,325	144.35	6.21
Total	638,333	4,021.74	0.63	674,302	6,310.58	0.93

*Concentrate that has already been processed

SALES AND REVENUE
Operation	3 months ending May 31, 2009				3 months ending May 31, 2008
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	1,144.49	316,344	276.41	683.01	1,662.60	2,629,335	1,581.46	509.03
Klipdam*	2,472.86	1,183,274	478.50	877.38	2,013.80	2,449,541	1,216.38	956.09
Wouterspan	561.69	269,087	479.07	13.71	1,266.90	2,003,902	1,581.74	658.32
Saxendrift	937.25	1,069,744	1,141.36	856.92	-	-	-	275.05
Total	5,116.29	2,838,449	554.79	2,431.02	4,943.30	7,082,778	1,432.80	2,398.87**

*Included in the Klipdam inventory are 199.89 carats from Windsorton, a prospecting right
**includes 0.38 carats from Makoenskloof.

INVENTORY (carats)
Operation	Rough Diamond Inventory Beginning of Period	Production	Rough Diamond Sales	Rough Diamond Inventory End of Period
Holpan	839.82	986.99	1,144.49	683.01
Klipdam	1,742.31	1,607.82	2,472.86	877.38
Wouterspan	576.85	-	561.69	13.71
Saxendrift	367.21	1,426.93	937.25	856.92
Total	3,526.19	4,021.74	5,116.29	2,431.02

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Holpan/Klipdam

The Holpan/Klipdam Property is located 45 km from Kimberley, South Africa. It consists of the contiguous Holpan 161 farm and Klipdam 157 farm, covering an area of 3,836 hectares. The production from Holpan and Klipdam is accounted for separately because they are separate operating entities.

Windsorton is a property adjacent to the Klipdam mine that was acquired on February 25, 2009. During the quarter, gravels were bulk sampled and processed through the Klipdam plant and 199.89 carats were recovered.

Three months ended May 31, 2009 compared to three months ended May 31, 2008

Production at Holpan in the quarter was 986.99 carats from 190,660 cubic meters (352,721 tonnes) of gravel processed, compared with 1,805.35 carats from 206,466 cubic meters (381,962 tonnes) of gravel processed in the quarter ending May 31, 2008.

Sales from Holpan were 1,144.49 carats at an average value of US$276.41 per carat, compared to 1,662.60 carats at an average value of US$1,581.46 per carat in the three months ending May 31, 2008.

The inventory at Holpan is 683.01 carats.

Production at Klipdam was 1,607.82 carats from 210,710 cubic meters (389,981 tonnes) of gravels, compared to 2,609.88 carats from 218,670 cubic meters (404,540 tonnes) of gravel produced in the quarter ended May 31, 2008.

Sales from Klipdam were 2,472.86 carats at an average value of US$478.50 per carat compared to 2,013.80 carats at an average value of 1,216.38 per carat in the three months ending May 31, 2008.

The inventory at Klipdam is 877.38 carats.

Wouterspan

The Wouterspan Property is located near Douglas, South Africa. It comprises portions, totalling approximately 7,409 hectares, of the Lanyon Vale 376 farm. Operations have taken place on three portions of the property called the Farhom, Okapi, and Stofdraai farms, exploiting the Rooikoppie and Primary gravel units.

Three months ending May 31, 2009 compared to three months ending May 31, 2008

During the quarter, the property produced zero carats as the property is held on care and maintenance.

Sales from Wouterspan were 561.69 carats at an average price of US$479.07 per carat, compared to 1,266.90 carats at an average price of US$1,581.74 per carat in the three months ending May 31, 2008

The inventory at Wouterspan is 13.71 carats.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Saxendrift

The Saxendrift operation is located on the south bank of the Middle Orange River and adjacent to the Wouterspan diamond operation. It comprises portions totalling 3,600.98 hectares. The operation exploits Palaeo and Rooikoppie gravels as well as dumps and gravel stockpiles from operations by the prior owner.

Three months ending May 31, 2009 compared to three months ending May 31, 2008

During the quarter ending May 31, 2009, the property produced 1,426.93 carats from 236,963 cubic meters (497,622 tonnes) of gravel, compared to 275.05 carats from 6,926 cubic meters (14,545 tonnes) in gravel and bantoms in the quarter ended May 31, 2008.

Sales from Saxendrift during the three months ending May 31, 2009 were 937.29 carats at an average price of US$1,141.36 per carat. There were no sales from Saxendrift during the comparable period in the previous fiscal year.

The inventory at Saxendrift is 856.92 carats.

Production Costs

Production at the three operations steadily increased, as the plant throughputs approached operating capacities because of improved maintenance and operating efficiencies.

Operations at the Holpan and Klipdam Mines were impacted by heavy seasonal rainfall. The gravels became saturated and the Palaeo channel flooded. Saxendrift continued to increase throughput as commissioning problems were resolved and the plant approached steady state conditions.

Operations at Saxendrift were impacted by irregularities in the electrical supply from Eskom (National Energy Supplier). The Company is working with Eskom to identify problems on the supply lines and find solutions to rectify them.

The Company’s drive to cut costs and optimize its operations continues to yield results. Operating costs were US$2.60 per tonne compared costs in the US$3.00 - 3.50 per tonne range that were forecasted. Costs for each operation were: Holpan US$2.45 per tonne; Klipdam US$2.68 per tonne and Saxendrift US$2.45 per tonne, resulting in an average for the group of US$2.60 per tonne. The average cost for all the operations including rehabilitation, hire purchase payments and royalties was US$ 4.78 per tonne.

Niewejaarskraal Project

The Niewejaarskraal Project, located on the Middle Orange River area of South Africa, was a past producer of alluvial diamonds.

In terms of the Sale of Shares and Claims Agreement entered into between, among others, Rockwell Resources RSA (Proprietary) Limited (“Rockwell”) and Trans Hex Operations (Proprietary) Limited (“Trans Hex”) on March 3, 2007, Rockwell indirectly acquired the mining and prospecting rights to, among other areas, Portion 6 of the Farm Niewejaarskraal 40 in the magisterial district of Prieska

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

(“Niewejaarskraal”). In terms of the same agreement, Rockwell also indirectly acquired, among other things, certain mining equipment situated on Niewejaarskraal, including a dense media separation plant previously erected and operated by Trans Hex.

As at February 28, 2009, the Company was committed to pay Trans Hex for the acquisition of the remaining Niewejaarskraal mining rights. The Company had placed $2.7 million in trust toward application of the remaining payment, to be released to Trans Hex upon the anticipated grant of Ministerial Consent to the cession of each of the Outstanding Mining Rights to the Company and registration of cession of such rights in its name. Cession of the Niewejaarskraal mining right occurred on March 4, 2009.

On April 11th, 2009 all the conditions precedent were met and the Company paid ZAR18.9 million ($2.6 million) in cash to Trans Hex for the remaining Niewejaarskraal mining rights of which ZAR 16.5 million ($2.0 million) was capitalized. This action completed the Saxendrift transaction negotiated during April 2008. The Company has no further commitments in relation to more acquisitions.

During the course of 2008 and prior to the prospecting and mining rights having been transferred from Trans Hex to Rockwell, a representative of the land owner of Niewejaarskraal asserted a claim of ownership over the equipment located on Niewejaarskraal. This claim was ostensibly based on a surface rights agreement entered into between Trans Hex and the owner of Niewejaarskraal and an allegation that Trans Hex had abandoned the mining equipment concerned. This Contract expired prior to Rockwell receiving the Niewejaarskraal mining rights. Since the transfer of the prospecting and mining rights associated with and the mining equipment located on Niewejaarskraal to Rockwell, it has not received any formal approach from the land owner of Niewejaarskraal to progress this claim. Discussions with the landowner have indicated that he would be happy to enter into amenable and workable landowner agreements with Rockwell, subject to appropriate land use agreements being entered into between the Parties. In addition, Rockwell has had sight of the legal advice provided by external legal counsel to Trans Hex to the effect that the merits of this claim are limited. In the event that a claim were to made by the owner of Niewejaarskraal against Rockwell in respect of this mining equipment, Rockwell will vigorously defend its ownership of that equipment and will also seek to rely on certain protective warranties and indemnities that were given to it by Trans Hex in the Sale of Shares and Claims Agreement.

Kwango River Project, DRC

Durnpike’s interest in the Kwango River Project was constituted by an agreement (“Midamines Agreement”) concluded during 2006 with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as contractor on behalf of Midamines to manage and carry out exploration and mining. Durnpike was entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines, and Midamines undertook several obligations in favour of Durnpike including that of procuring and facilitating Durnpike’s access to the Kwango River Project site. The royalties took the form of a series of recurring annual minimum royalty payments of US$1,200,000 per annum (commencing on December 31, 2007). During the first quarter of 2008, pursuant to an amending agreement to the Midamines Agreement, the Company paid consideration of $600,000 to Midamines in order to increase the size of the concession (Permit 331). As part of such amending agreement Midamines waived its right

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

to payment of the abovementioned US$1,200,000 royalty payment on 31 December 2007. Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), Durnpike cancelled the Midamines Agreement and claimed damages.

Midamines has subsequently disputed Durnpike’s entitlement to cancel the Midamines Agreement and has demanded payment of US$1.2 million as well as other amounts which have not yet been determined. Midamines has threatened to refer the dispute to arbitration and to joint Rockwell as party thereto, but no formal referral to arbitration has as yet been forthcoming.

Other

Rockwell has adopted a policy that includes insurance cover for all equipment that is purchased on Hire Purchase or leases but it does not carry full coverage for other equipment that is paid off or which has been acquired in respect of its acquisitions of Trans Hex mineral rights and equipment. The Company also has coverage on small vehicles, busses, horse and trailer road trucks, Flow-sort X-ray equipment and some of its fixed properties and assets.

1.2.6    Diamond Market Trends

In the first quarter of fiscal 2010, demand for diamonds began to recover from the collapse in the demand for rough diamonds beginning with the world financial crisis in late 2008. Consequently there has been an improvement in the prices of rough diamonds.

There has been an increase in the demand for rough diamonds since February 2009. The demand for polished diamonds has also shown a steady increase, primarily in the size range for most engagement rings, which has fuelled demand for rough diamonds, mainly in 2 carat to 4 carat range.

Insolvencies in the mid tier of the diamond industry, including manufacturers and dealers, have been minimal; however, insolvencies of retail diamond sellers continues, primarily in the United States.

De Beers have had very small sales (called “sights”) during this quarter of between $100-200 million, and have generally supplied as per the immediate needs of sight-holders. The majority of goods sold are as per demand i.e. for bridal ranges. De Beers has resisted selling their larger stones until prices improve. Alrosa, the second largest marketer of rough diamonds has maintained a similar position to De Beers.

The overall effect of these sales policies has caused a shortage of rough diamonds in the ranges below 10 carats; hence, a level of speculation has occurred driving prices upward by 10-20% in this first quarter. Most of the demand has been from Israeli and Far East traders. Indian traders continue to deflate their overall inventory levels to return to a cash positive position. Israelis have preferred to trade their diamonds whereas Far East and Indian manufacturers are supplying their factories.

In terms of the 10 plus carat rough diamonds that constitute the majority of Rockwell’s turnover, there was very limited interest in March but interest has progressively increased since that time. Demand for polished goods which result from beneficiation of 10 carat rough diamonds, i.e. 3 carat plus polished stones, has started to increase. Buyers have started making, albeit opportunistic, offers but this is a

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

positive note. This intention to buy is very important for the future achievement of value for Rockwell for our larger sized diamonds.

Retail jewellery sales in the US for the month of April have shown an increase relative to previous months, and the general feeling is that the worst has occurred, possibly the result of an increase in consumer confidence related to the various stimulus package initiatives by US government

De Beers held their fifth sight of 2009 in June. The sight was approximately $600 million which is large compared to the previous four events in 2009. The market was concerned that this large sale would affect the overall market, yet prices remained firm in the open market. However, there are still minimal sales of larger diamonds by the world’s leading producers.

Indian traders have returned to the market in order to replenish their factory stocks as well as trying to avoid a situation where their employees are leaving the industry to gain employment in other sectors. Israelis are presently resisting manufacturing and preferring to trade the rough diamonds while the market is moving upwards.

Rockwell has continued to optimise and refine its diamond marketing procedures and is currently selling via tenders as well as direct sales. Now that the market seems to be settling and prices returning to realistic levels, Rockwell has once again visited the different options of adding value to our diamonds. Overall the Company expects the market to maintain recent price increases and expect small increase in certain ranges through the remainder of 2009.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3        Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at	As at	As at
Balance Sheet	February 28, 2009	February 29, 2008	May 31, 2007
Current assets	15,099,971	38,596,562	56,142,572
Mineral properties	28,894,477	25,247,937	24,121,855
Other assets	62,367,968	69,848,625	49,341,956
Total assets	106,362,416	133,693,124	129,606,383

Current liabilities	14,462,800	12,502,301	29,399,774
Other liabilities	21,478,590	34,076,016	28,613,767
Shareholders’ equity (deficiency)	70,421,026	87,114,807	71,592,842
Total liabilities and shareholders’ equity	106,362,416	133,693,124	129,606,383

	Year ended	Nine months ended	Year ended
Statement of Operations	February 28, 2009	February 29, 2008	May 31, 2007
Revenue	34,633,477	36,149,308	10,103,328
Mine site operating costs	(25,113,363)	(22,730,271)	(8,974,742)
Amortization and depletion	(11,287,197)	(6,533,941)	(2,074,415)
Operating profit (loss)	(1,767,083)	6,885,096	(945,829)

Expenses
Accretion of reclamation obligation	1,072,389	464,316	55,471
Exploration	498,739	604,169	1,371,351
Foreign exchange loss (gain)	(350,485)	(751,318)	(3,580,364)
Legal, accounting and audit	1,863,261	790,725	691,759
Office and administration	3,489,460	2,697,077	2,993,453
Shareholder communications	453,489	198,985	200,574
Stock-based compensation	1,834,422	1,826,317	79,623
Travel and conference	605,812	654,705	666,194
Transfer agent filings	250,878	544,232	176,530
Subtotal	9,717,965	7,029,208	2,654,591

Loss on disposal of equipment	364,918	402,411	94,621
Loss on disposal of mineral properties	203,339	–	–
Interest (income)	(2,672,021)	(1,118,396)	(372,149)
Interest on capital leases	1,592,001	1,289,385	433,125
Convertible note accretion and interest expense	3,009,680	270,976	2,466,839
Loss on early extinguishment convertible promissory notes	–	–	137,957
Write down of assets	2,590,958	–	–
Write-off of amounts receivable	291,063	18,360	224,942
Write-down of marketable securities	–	–	1
Subtotal	5,379,938	862,736	2,985,336

Loss before income taxes	16,864,986	1,006,848	6,585,756
Income tax expense	7,000	179,290	–
Future income tax (recovery) expense	(3,347,000)	2,261,110	(635,773)
Loss before non-controlling interest	13,524,986	3,447,248	5,949,983
Non-controlling interest	(549,024)	5,955,779	415,159
Loss for the period	12,975,962	9,403,027	6,365,142
Other comprehensive loss	13,409,383	–	–
Total comprehensive loss	26,385,345	9,403,027	6,365,142

Basic and diluted loss per common share	0.05	0.05	0.11
Weighted average number of common shares outstanding	237,924,152	196,428,551	55,418,242

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4        Summary of Quarterly Results

Expressed in thousands of Canadian dollars (000), except per-share amounts. Minor differences are due to rounding.

Balance Sheet	May 31	Feb 28	Nov 30	Aug 31	May 31	Feb 29	Nov 30	Aug 31
	2009	2009	2008	2008	2008	2008	2007	2007
Current assets	8,986	15,100	22,830	21,757	27,190	38,597	36,823	46,861
Mineral properties	34,219	28,894	36,831	37,386	36,592	25,248	24,928	25,589
Other assets	65,100	62,368	85,330	80,146	74,621	69,848	66,544	55,997
Total assets	108,305	106,362	144,991	139,289	138,403	133,693	128,295	128,447

Current liabilities	15,623	14,463	14,814	17,369	15,353	12,502	17,173	23,899
Other liabilities	20,773	19,597	32,171	28,941	28,194	34,076	30,395	32,297
Shareholders’ equity (deficiency)	71,909	72,303	98,006	92,979	94,856	87,115	80,727	72,251
Total liabilities and shareholders'	108,305	106,362	144,991	139,289	138,403	133,693	128,295	128,447
equity

Working capital (deficit)	(6,637)	637	8,016	4,388	11,837	26,095	19,650	22,962

Statement of Operations	May 31	Feb 28	Nov 30	Aug 31	May 31	Feb 29	Nov 30	Aug 31
	2009	2009	2008	2008	2008	2008	2007	2007
Revenue	3,929	1,008	16,126	10,168	7,331	9,802	12,125	14,222
Mine site operating costs	(4,851)	(9,143)	(3,710)	(7,651)	(4,609)	(7,350)	(9,571)	(5,809)
Amortization and depletion	(1,819)	(3,177)	(2,864)	(2,673)	(2,574)	(2,418)	(2,141)	(1,975)
Operating profit (loss)	(2,740)	(11,312)	9,552	(156)	148	34	413	6,438

Expenses
Accretion of reclamation obligation	(14)	809	95	99	69	378	28	59
Exploration	58	132	96	(33)	304	174	127	304
Foreign exchange loss (gain)	546	(72)	(903)	831	(206)	16	(126)	(641)
Legal, accounting and audit	334	408	678	640	137	472	253	66
Office and administration	656	960	689	868	972	1,147	850	700
Shareholder communications	119	81	173	119	80	65	64	69
Stock-based compensation	116	276	499	373	686	1,177	617	32
Travel and conference	36	147	139	108	212	382	147	126
Transfer agent	22	178	28	35	10	439	98	7
Subtotal	1,873	2,919	1,494	3,040	2,264	4,250	2,058	722
Write-off of amounts receivable	–	291	–	–	–	18	–	–
Loss (gain) on disposal of equipment	26	66	(6)	284	21	424	3	(25)
Loss on disposal of mineral properties	–	203	–	–	–	–	–	–
Interest income	(143)	(191)	(357)	(743)	(1,381)	(447)	(186)	(487)
Interest on capital leases	343	354	335	440	463	391	427	471
Accretion and interest expense	407	2,309	452	163	86	84	102	86
Write down of assets	658	2,591	–	–	–	–	–	–
Profit (loss) before income taxes	(5,904)	(19,854)	7,634	(3,340)	(1,305)	(4,686)	(1,991)	5,671
Future income tax recovery (expense)	1,346	2,089	134	703	414	(698)	25	(1,768)
Profit (loss) before non-controlling	(4,558)	(17,765)	7,768	(2,637)	(891)	(5,384)	(1,966)	3,903
interest
Non-controlling interest	454	2,015	(3,241)	589	88	3,322	(837)	3,472
Profit (loss) for the period	(4,104)	(19,780)	11,009	(3,226)	(979)	(8,706)	(1,129)	431

Basic and diluted profit (loss) per share	(0.02)	(0.08)	0.05	(0.01)	(0.00)	(0.04)	(0.00)	0.000
Weighted average number of common	238,042	237,924	238,537	238,537	237,731	223,891	187,817	187,132
shares outstanding (thousands)

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5        Results of Operations

For the three months ended May 31, 2009, the Company had a loss of $4.1 million compared to a net loss of $0.8 million for the three months ending May 31, 2008. The loss was due to the continued collapse in the diamond market that commenced in the fourth quarter of fiscal 2009, along with the ongoing global credit crisis which caused a total collapse in the demand and prices of diamonds. Operations at the Wouterspan Mine are still in care and maintenance in order to preserve the Company’s cash reserves.

During the three months ended May 31, 2009, the Company realized diamond sales of $3.9 million compared to $7.3 million for the quarter ending May 31, 2008. This decrease was a result of the economic crisis which has caused diamond prices to collapse, resulting in prices still remaining approximately 50% below those achieved prior to November 2008. Sales prices achieved in the quarter are below the cost of production; however, as the Company is required to maintain liquidity, sales have been made below production cost. In July cash inflows from sales have exceeded outflows from operating expenses, though overall inflows have not been sufficient to cover the full costs of the hire purchase payments for lease payments on a limited amount of earth moving equipment. For this reason the Company has invoked the payment holiday with Komatfin-Westbank.

Mining costs in the first quarter were $4.9 million compared with $4.6 million in the quarter ending May 31, 2008. Operations at the Holpan and Klipdam Mines were impacted by heavy seasonal rainfall and operations at Saxendrift were impacted by irregularities in the electrical supply from Eskom (National Energy Supplier). Amortisation and depletion for the quarter was $1.8 million compared to $2.6 million in the quarter ending May 31, 2008 mainly due to lower carat production as depletion is calculated based on the number of carats produced during the period.

Administrative costs for the first quarter were $2.6 million in comparison to $2.8 million incurred for the quarter ending May 31, 2008. Management have been successful in containing costs, even though the Company experienced significant legal costs due to the unsolicited bid by Pala.

Please refer to section 1.2 for additional discussion on the Company’s results of operations.

1.6        Liquidity

Liquidity Risk

At May 31, 2009, the Company had cash and equivalents of $2.2 million and an overdraft balance of $3.7 million, for a net overdraft balance of $1.5 million. The Company also had a working capital deficit of $6.6 million, as compared to cash and equivalents of $4 million and working capital of $0.6 million at February 28, 2009. The Company had no long-term debt at February 28, 2009, other than asset retirement obligations relating to its Klipdam, Holpan, Wouterspan mines and Saxendrift operations, and capital lease obligations relating to mining equipment with three to four year lease agreements. The Company’s capital lease obligations are denominated in South African Rand (“ZAR”). Capital lease obligations have been presented at an exchange rate of 1 Canadian dollar = ZAR 7.326, the closing rate in effect on May 31, 2009. Since then, the South African Rand has further strengthened to 1 Canadian dollar = ZAR 7.1633 as of July 13, 2009.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

To meet short term liquidity requirements the Company has invoked a payment holiday over its lease obligations on a limited number of earth moving vehicles. The Company has successfully negotiated a payment holiday relating to outstanding lease payments on the Komatsu equipment with Komatfin-Wesbank. This will enable the group to reduce its cash commitments by approximately ZAR4 million ($546,000) per month.

The average cash burn rate in the first quarter of fiscal 2010 is approximately ZAR5 million (approximately $685,000) per month. This negative cash burn rate has been gradually improving as sales have been increasing in the first three months. The improved diamond prices and the reduced cash outflow from the payment holiday on its lease obligations has resulted in positive cash flow from operations subsequent to quarter end. Should the improved diamond prices trend continue, along with a weakening of the South African Rand, the Company anticipates it should be able to generate sufficient cash flow at the end of the four month period of the payment holiday.

Although the Company has implemented the necessary plans to ensure sufficient financial liquidity in the near term, the Company’s ability to repay or refinance its financial liabilities to their contractual maturities depends on a number of factors such as an improvement in diamond demand and prices and unfreezing of credit and capital markets, some of which are beyond the Company’s control. There is no assurance that our expected cash flows from operations in combination with other steps being taken will allow the Company to meet these obligations as they become due.

To ensure the continuation of operations, and develop existing and new opportunities, the Board of Directors of Rockwell have proposed a financing to strengthen the Company’s balance sheet through a rights offering. The Company anticipates the rights offering sometime in the second fiscal quarter.

Contractual Obligations and Commitments

The Company has the following payment commitments: (a) minimum lease payments of $7.6 million, with $5.6 million payable in the next 12 months, with instalments up to the year 2012 to various financial institutions for plant and equipment.

The following are the contractual maturities of contractual obligations:

Payments due by period
	Total	Less than one	1 to 3 years	3-5 years	More than 5
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations	7.6m	5.6m	2m	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	7.6m	5.6m	2m	Nil	Nil

Other than described above and in the notes of the financial statements for the three months ended May 31, 2009, the Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms,

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The payment holiday to the Company’s equipment lessors will not change the period of the contracts, as subsequent payments will be increased to catch up the shortfall and additional interest charged.

1.7        Capital Resources

The Company's sources of capital are primarily equity investment and debt.

Historically, the Company’s sources of funding have been cash flow from operations and the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company’s access to financing, when the financing is not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company's access to capital sources is dependent upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have had a significant material adverse impact on a number of financial institutions forcing them into bankruptcy or requiring government authorities to rescue them. These events and a general flight from risk have limited access to capital and credit for many companies. The unprecedented disruptions in the current credit and financial markets, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to obtain, or increase its cost of obtaining, capital and financing, if required, for its operations. The Company’s access to additional capital may not be available on terms acceptable to the Company or at all.

Furthermore, in recent months, worldwide securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In addition, significantly higher redemptions by holders of mutual and hedge funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely affect the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

During the quarter ended May 31, 2009, the Company did not complete any debt financings, other than the payment holiday on its capital lease obligations. The Company anticipates that it has sufficient funding facilities and funds available (Refer to Section 1.6 above) to meet its working capital requirements, provided that the diamond market recovers and sales achieve over US$917 per carat in the near future and the exchange rate remains constant. At an exchange rate of ZAR8.80 to US$1 and current volumes and grade being achieved, breakeven point is anticipated to be reached when the Sales price per carat recovers to the US$1,000 – US$1,100 per carat range.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company intends to raise between about $2 million and $4 million on a rights offer and are investigating various available options at this stage to ensure adequate working capital should the recovery in the markets be delayed beyond our estimations and to complete capital projects to expand production.

Other than already described above, the Company had no other lines of credit or other sources of financing which have been arranged but as yet unused as at May 31, 2009.

1.8        Off-Balance Sheet Arrangements

None.

1.9        Transactions with Related Parties

Balances payable	As at	As at
	May 31, 2009	February 28, 2009
Jeffrey Brenner	$–	$7,890
Jakes Tyres (g)	3,187	5,498
Hunter Dickinson Services Inc. (a)	369,669	180,267
Seven Bridges Trading (c)	8,054	–
Current balances payable	$380,910	$193,655

Liberty Lane (i)	413,960	383,330
Long–term balances payable	$413,960	$383,330

Balances receivable
Flawless Diamonds Trading House (e)	$1,718,203	$3,441,510
Banzi Trade 26 (Pty) Ltd (f)	21,782	19,547
Diacor CC (h)	31,122	29,668
	$1,771,107	$3,490,725

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended May 31
Transactions	2009	2008
Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$173,616	$249,346
Seven Bridges Trading (c)	15,739	30,864
Cashmere Trading (d)	–	9.812
Banzi Trade 26 (Pty) Ltd (f)	912	7,646
Jakes Tyres (g)	5,030	199,393
Diacor CC (h)	–	3,618

Sales rendered to:
Flawless Diamonds Trading House (e)	$3,872,799	$7,094,921
Banzi Trade 26 (Pty) Ltd (f)	577	884

Related Party transactions are explained below. These arrangements and transactions have typically been established to provide professional and cost effective services and resources to Rockwell. In particular these services relate to the remote areas in which some of Rockwell’s operations are located and have also been established to address security and social responsibility requirements. In remote areas it is difficult to obtain key services and make purchases of certain supplies on an as needed basis. Likewise security consideration is paramount given the high value product produced by the Company.

(a)

Hunter Dickinson Services Inc. (“HDSI”) is a private company with a director in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market related basis pursuant to an agreement dated November 21, 2008.

(b)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(c)

Seven Bridges Trading is a wholly owned subsidiary of Randgold Resources, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

(d)

Cashmere Trading is a private company owned by Hennie Van Wyk, a former officer of the Company, which provides helicopter services for the movement of product on an ad-hoc basis at competitive market rates thereby providing benefits to the company and its employees in respect of secure transport of high value product and reduced insurance premiums.

(e)

Flawless Diamonds Trading House (“Flawless”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, J W and D M Bristow and Van Wyk, are shareholders of. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover which is below the market rate charged by similar tender houses.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

(f)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act (“MPRDA”). Banzi provides the Company with buildings materials at market rates.

(g)

Jakes Tyres is a private company with former directors and officers (H C van Wyk) in common with the Company that provides tyres, tyre repair services and consumables at market rates to Rockwell’s remote Middle Orange River operations.

(h)	Diacor CC is a private company of which H C van Wyk is a director from which the Company has purchased consumable materials at market rates.

(i)	Liberty Lane is the BEE partner of the Saxendrift property and has certain directors in common with the Company.

1.10      Fourth Quarter

None.

1.11      Proposed Transactions

None.

1.12      Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the audited consolidated financial statements for the year ended February 28, 2009 and note 3 of the interim consolidated financial statements for the quarter ended May 31, 2009, which have been publicly filed on SEDAR at www.sedar.com and as presented in changes in accounting policies item 1.13. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of diamond and supplies inventories,
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  rates of amortization of property, plant and equipment

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

  the carrying values of the reclamation liability,
  the assumptions used in determining the reclamation obligation, the valuation allowances for future income taxes,
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral resources and reserves, and the carrying values of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metal prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Long-lived assets, including mineral properties and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed, if any, are presented separately on the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

The Company’s estimates of mineral prices, recoverable reserves, and operating, capital and reclamation costs used in impairment tests are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although the Company has made its best estimate of these factors, it is possible that changes could occur in the future that could adversely affect management’s estimate of the net cash flow from its assets.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13      Changes in Accounting Policies including Initial Adoption

(a)	The following accounting policies were adopted during the period ended May 31, 2009:

	(i)	Goodwill and Intangibles (Section 3064)

The AcSB issued CICA Handbook Section 3064, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the financial statements.

	(ii)	EIC 173 – Credit Risk and the Fair value of Financial Assets and Financial Liabilities

The AcSB issued EIC-173 which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the first quarter of fiscal 2010 and is required to be applied retrospectively without restatement of prior periods. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the financial statements.

	(iii)	EIC 174 – Mining Exploration Costs

The AcSB issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The standard is effective for the first quarter of fiscal 2010 and is required to be applied retrospectively without restatement of prior periods. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the financial statements.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

(b)	Accounting Policies Not Yet Adopted

(i) International Financial Reporting Standards ("IFRS")

The Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP (“GAAP”) for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. Accordingly, the Company will convert over to IFRS on March 1, 2011 and prepare its first financial statements in accordance with IFRS for the three month period ended May 31, 2011, with comparative information also prepared under IFRS.

Management of IFRS Convergence Project

The Company is currently in the process of preparing its transition plan. This process will involve the establishment of a Steering Committee to manage the IFRS transition process, the allocation of internal resources, the engagement of external expert consultants, assessing the impact of the conversion on the consolidated financial statements and disclosure, considering the impact of conversion on the Company’s information technology systems, internal controls over financial reporting and business activities that may be influenced by GAAP measurements, and assessing the readiness of the Company’s staff, Board of Directors and auditors.

The IFRS convergence project instituted consists of three primary phases, which in certain cases will be in process concurrently as IFRS is applied to specific areas:

•	Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS.
•

Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements.

•

Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the company’s finance and other staff, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements, embedding IFRS principles in business processes, and Audit Committee approval of IFRS financial statements.

A detailed timetable is currently being prepared to manage the transition and the Company is currently on schedule. The Company cannot at this time reasonably estimate the impact of adopting IFRS on its consolidated financial statements.

(ii) Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB adopted CICA sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602, “Non-Controlling Interests” which superseded current sections 1581, “Business Combinations” and 1600 “Consolidated Financial Statements”. These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Corporation is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

1.14      Financial Instruments and Risks and Uncertainties

The carrying value of the Company’s cash and equivalents, amounts receivable, restricted cash, trade receivable from a related party, reclamation deposits accounts payable and accrued liabilities, due to/from related parties and capital lease obligations approximate their fair values.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial market and financial instrument related risk, including credit risk, liquidity risk, foreign exchange risk, interest risk and commodity price risk. It is also exposed to the diamond market.

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, accounts receivable and trade receivable from a related party. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The Company's minimize its credit risk by settling the receivables on its diamond sales in the month following the sale.The carrying value of the Company’s cash and cash equivalents, accounts receivable and trade receivable from a related party represent the maximum exposure to credit risk. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital and facilities in place in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely requirements for the foreseeable future. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are the Rand balances disclosed below.

Foreign Exchange Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand (“ZAR”). In addition, the Company has cash and certain liabilities denominated in South African Rand. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Capital Market Risk

The Company is operating in an uncertain and volatile capital market environment which presents risks in respect of the Company being able to raise equity or debt to finance existing or new projects, or pursue growth opportunities through acquisition

Diamond Market Risk

During the latter part (October, November and December) of 2008 and the early part (January and February) of 2009 the international diamond market softened considerably as a consequence of the credit crunch and the volatility and uncertainty in the banking and financial market sector. In the three months ended May 31, 2009, the diamond markets continue to experience the carryover effects from reduced diamond demand and lower pricing. Diamond demand and prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewellery. Low or negative growth in the worldwide economy, prolonged credit market disruptions or activities creating disruptions in economic growth could result in decreased demand for diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect the Company’s results of operations.

1.15      Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1  Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. The Company is not a venture issuer.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2  Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Total
Common shares				238,043,069

Share purchase options
	September 24, 2012	$ 0.62	5,896,500
	November 14, 2012	$ 0.63	1,101,500
	June 20, 2011	$ 0.45	950,000	7,948,000

Warrants	November 22, 2009	$ 1.00	39,600,000	39,600,000

1.15.3  Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

During management’s evaluation of the effectiveness of internal controls over financial reporting for the year ended February 28, 2009, management identified significant deficiencies in the Company’s internal controls over financial reporting. The significant deficiencies identified include insufficient supervision and review by key accounting personnel over routine, non-routine and complex accounting transactions, inconsistent application of documented financial reporting procedures by accounting personnel, and the ineffective review of certain accounting transactions by accounting personnel. Management continued to remediate the material weakness that existed as at February 28, 2009, during the quarter ended May 31, 2009 by implementing the following remediation plans:

  Recruitment of qualified and experienced members to the accounting team. The Company has also contracted the services of an accountant with experience in the diamond industry to assist in the rigorous review of procedures and to assist with addressing backlogs and changes in reporting.

  Enhance controls around the timing and level of review of accounting schedules and calculations that support significant financial statement accounts. The CFO, Group Financial Manager and Rockwell staff has implemented a review of the financial reporting procedures and will continue to implement further improvements to ensure sufficient, appropriate and timely review of the financial information to mitigate any potential future delays. Processes will be thoroughly planned and re-engineered to meet the Company’s financially reporting and continuous disclosure obligations.

  Provide appropriate training to accounting personnel regarding the Company’s period end financial reporting process and procedures.

ROCKWELL DIAMONDS INC.
THREE MONTHS ENDED MAY 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

These programs, as enhanced, are designed to reduce, although they may not eliminate, the risk of a material misstatement to a reasonable level.

Other than has already been disclosed there have been no significant changes in internal controls over financial reporting during the period ended May 31, 2009 that could have materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.

1.15.4   Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls and procedures during the period ended May 31, 2009 that could significantly affect disclosure controls and procedures subsequent to the date the Company carried out its evaluation.